SIMS METAL MANAGEMENT LIMITED

ABN 69 114 838 630

HALF YEAR REPORT
Pursuant to ASX Listing Rule 4.2A

31 DECEMBER 2009

ASX code: SGM

Sims Metal Management Limited

1. Results for announcement to the market

The current reporting period is the half year ended 31 December 2009. The previous corresponding period is the half year ended 31 December 2008.

2. Results for announcement to the market

	Up/ Down	% Chg		Current Period A$'000
2.1 Revenue from ordinary activities	Down	39.2%	To	3,391,409
2.2 Profit from ordinary activities after tax attributable to members [1]	Up	150.3%	To	39,928
2.3 Net profit for the period attributable to members [1]	Up	150.3%	To	39,928

[1] The previous corresponding period includes an A$173.0 million (pre and post tax) non-cash goodwill impairment charge.

2.4 Distributions approved for the half year ended 31 December 2009

	Cents per Security	% Franked per Security
Current period Interim dividend	10.0	100%
Previous corresponding period Interim dividend	28.0	100%

2.5 The record date for determining entitlement to the distributions

Record Date	Payment Date
19 March 2010	9 April 2010

2.6 Brief explanation of revenues, profit after income tax and distributions

Refer to the press release lodged with the Australian Securities Exchange ("ASX") for an explanation of results.

3. Net tangible assets per security

	Current Period	Previous Corresponding Period
Net tangible asset backing per ordinary security	8.87	9.47

4. Gain or loss of control over entities

Refer to Note 7 of the half year financial report for further information on acquisitions during the period presented. No entities were disposed of during the half year ended 31 December 2009.

5. Details of dividends/distributions

Refer to Note 10 of the half year financial report for further information.

6. Dividend reinvestment plan

The Sims Metal Management Limited Dividend Reinvestment Plan ("DRP"), adopted by the Board of Directors on 2 February 2006, applies to the interim dividend as presented herein. Shares under the DRP will be issued at a 2.5% discount to the market. The last date for receipt of the election notice for participation in the DRP is the dividend record date of 19 March 2010.

7. Details of associates/joint ventures

Refer to Note 6 of the half year financial report for further information.

8. Foreign entities

Not applicable.

9. Status of review of accounts

The half year financial report is based on accounts which have been subject to an independent review and are not subject to dispute or qualification.

Sims Metal Management Limited
Contents

Sims Metal Management Limited
Directors' Report

The Directors of Sims Metal Management Limited (the "Company") present their report on Sims Metal Management Limited and its controlled entities (the "Group") for the half year ended 31 December 2009.

Directors

The following persons listed below were Directors of the Company during the half year ended 31 December 2009 and up to the date of this report:

Name	Title
Executive Directors:	
Daniel W. Dienst	Group Chief Executive Officer
Jeremy L. Sutcliffe [1]	Executive Director
Non-Executive Directors:	
Paul J. Varello	Chairman and Independent Non-Executive Director
Norman R. Bobins	Independent Non-Executive Director
Geoffrey N. Brunsdon [2]	Independent Non-Executive Director
J. Michael Feeney	Independent Non-Executive Director
Masakatsu Iwanaga [3]	Non-Independent, Non-Executive Director
Robert Lewon	Independent Non-Executive Director
Paul K. Mazoudier [3]	Independent Non-Executive Director
Gerald E. Morris	Independent Non-Executive Director
Christopher J. Renwick	Independent Non-Executive Director
Makoto P. Sukagawa [2]	Non-Independent, Non-Executive Director
James T. Thompson [2]	Independent Non-Executive Director

[1] Mr Sutcliffe ceased to serve as an Executive Director on 26 August 2009.
[2] Messrs Brunsdon, Sukagawa and Thompson were appointed Directors on 20 November 2009.
[3] Messrs Iwanaga and Mazoudier retired as Directors on 20 November 2009.

Review of Operations

Commentary on the results for the half year ended 31 December 2009 are contained in the press release dated 18 February 2010 lodged with the Australian Securities Exchange as well as in the accompanying half year financial report.

Significant Developments

On 20 November 2009, the Company issued, through an Institutional Placement ("IP"), 19,047,620 ordinary shares at A$21.00 per share. The gross proceeds from the IP were A$400.0 million and were offset by ancillary costs incurred in connection with the IP. The net of these amounts has been recognised in contributed equity.

On 17 December 2009, the Company issued, through a Share Purchase Plan ("SPP") with retail investors, 1,973,398 ordinary shares at A$21.00 per share. The gross proceeds from the SPP were A$41.4 million which has been recognised in contributed equity.

The proceeds from the IP and SPP were partially used to repay existing bank debt. The remaining proceeds from the IP and SPP along with availability under bank credit lines will provide the Group with financial flexibility to continue to pursue its growth agenda for both its metal recycling and recycling solutions businesses and for working capital and general corporate purposes.

Auditor's Independence Declaration

A copy of the auditors' independence declaration as required under section 307C of the *Corporations Act 2001* is set out on page 3.

Rounding of Amounts to Nearest Thousand Dollars

The Company is of a kind referred to in Class Order 98/100 issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the directors' report and the half year financial report. Amounts in the directors' report and the half year financial report have been rounded off to the nearest thousand dollars in accordance with that Class Order.

This report is made in accordance with a resolution of the Directors.

P J Varello
Chairman

Houston
17 February 2010

D W Dienst
Group Chief Executive Officer

New York
17 February 2010

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Auditor's Independence Declaration

As lead auditor for the review of Sims Metal Management Limited for the half year ended 31 December 2009, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and

b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Sims Metal Management Limited and the entities it controlled during the period.

Andrew J. Parker
Partner
PricewaterhouseCoopers

Sydney
18 February 2010

Sims Metal Management Limited
Consolidated Income Statement
For the half year ended 31 December 2009

		Half year ended 31 December	
	Note	2009 A$'000	2008 A$'000
Revenue	2	**3,391,409**	5,577,122
Other income	4	**23,378**	40,056
Raw materials used and changes in inventories		**(2,348,719)**	(4,230,203)
Freight expense		**(372,675)**	(521,894)
Employee benefits expense		**(206,797)**	(280,780)
Depreciation and amortisation expense	4	**(73,942)**	(81,875)
Repairs and maintenance expense		**(55,375)**	(81,026)
Other expenses		**(295,516)**	(310,259)
Finance costs		**(7,926)**	(14,037)
Goodwill impairment charge	4,9	-	(172,953)
Share of pre-tax profit of investments accounted for using the equity method		**1,635**	62,278
Profit/(loss) before income tax		**55,472**	(13,571)
Income tax expense	5	**(15,544)**	(65,822)
Profit/(loss) for the half year		**39,928**	(79,393)
		2009 A¢	**2008 A¢**
Earnings/(loss) per share			
Basic	3	**21.3**	(43.7)
Diluted	3	**21.2**	(43.7)

The consolidated income statement should be read in conjunction with the accompanying notes.

Sims Metal Management Limited
Consolidated Statement of Comprehensive Income
For the half year ended 31 December 2009

	Note	Half year ended 31 December 2009 A$'000	Half year ended 31 December 2008 A$'000
Profit/(loss) for the half year		**39,928**	(79,393)
Other comprehensive (loss)/income			
Change in fair value of cash flow hedges		**(908)**	969
Exchange differences on translation of foreign operations		**(213,024)**	695,152
Actuarial gains/(losses) on retirement benefit obligation		**1,538**	(17,215)
Income tax relating to components of other comprehensive (loss)/income		**(230)**	3,925
Other comprehensive (loss)/income for the half year, net of tax		**(212,624)**	682,831
Total comprehensive (loss)/income for the half year		**(172,696)**	603,438

The consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

Sims Metal Management Limited
Consolidated Statement of Financial Position
As at 31 December 2009

	Note	31 December 2009 A$'000	30 June 2009 A$'000
ASSETS			
Current assets			
Cash and cash equivalents		**225,043**	69,536
Trade and other receivables		**333,432**	350,309
Current tax receivable		**35,495**	96,197
Inventory		**554,775**	469,123
Derivative financial instruments		**22**	713
Total current assets		**1,148,767**	985,878
Non-current assets			
Receivables		**13,979**	17,482
Investments accounted for using the equity method	6	**355,812**	400,244
Property, plant and equipment		**898,865**	947,725
Deferred tax assets		**72,170**	71,636
Goodwill	7	**1,102,242**	1,146,785
Other intangible assets		**204,418**	238,810
Total non-current assets		**2,647,486**	2,822,682
Total assets		**3,796,253**	3,808,560
LIABILITIES			
Current liabilities			
Trade and other payables		**488,741**	537,947
Borrowings		**623**	811
Derivative financial instruments		**5,797**	10,464
Current tax liabilities		**13,777**	5,910
Provisions		**22,648**	21,800
Total current liabilities		**531,586**	576,932
Non-current liabilities			
Payables		**3,560**	4,200
Borrowings		**452**	174,333
Deferred tax liabilities		**125,211**	148,843
Provisions		**17,855**	34,026
Retirement benefit obligations		**7,070**	11,179
Total non-current liabilities		**154,148**	372,581
Total liabilities		**685,734**	949,513
Net assets		**3,110,519**	2,859,047
EQUITY			
Contributed equity	8	**2,788,480**	2,352,928
Reserves		**(40,803)**	166,045
Retained profits		**362,842**	340,074
Total equity		**3,110,519**	2,859,047

The consolidated statement of financial position should be read in conjunction with the accompanying notes.

Sims Metal Management Limited
Consolidated Statement of Changes in Equity
For the half year ended 31 December 2009

	Note	Contributed equity A$'000	Reserves A$'000	Retained profits A$'000	Total equity A$'000
Balance at 1 July 2009		**2,352,928**	**166,045**	**340,074**	**2,859,047**
Profit for the half year		-	-	**39,928**	**39,928**
Total other comprehensive (loss)/income for the half year		-	**(213,699)**	**1,075**	**(212,624)**
Total comprehensive (loss)/income		-	**(213,699)**	**41,003**	**(172,696)**
Transactions with owners in their capacity as owners:					
Dividends provided for or paid	10	-	-	**(18,235)**	**(18,235)**
Share based payments		-	**6,851**	-	**6,851**
Issue of shares under IP	8	**391,419**	-	-	**391,419**
Issue of shares under SPP	8	**41,382**	-	-	**41,382**
Issue of shares under Dividend Reinvestment Plan ("DRP")	8	**2,751**	-	-	**2,751**
Total transactions with owners		**435,552**	**6,851**	**(18,235)**	**424,168**
Balance at 31 December 2009		**2,788,480**	**(40,803)**	**362,842**	**3,110,519**
Balance at 1 July 2008		2,325,924	(174,335)	682,335	2,833,924
Loss for the half year		-	-	(79,393)	(79,393)
Total other comprehensive income/(loss) for the half year		-	696,368	(13,537)	682,831
Total comprehensive income/(loss)		-	696,368	(92,930)	603,438
Transactions with owners in their capacity as owners:					
Dividends provided for or paid	10	-	-	(135,569)	(135,569)
Share based payments		-	(2,828)	-	(2,828)
Issue of shares to employees	8	1,053	-	-	1,053
Issue of shares under DRP	8	20,156	-	-	20,156
Total transactions with owners		21,209	(2,828)	(135,569)	(117,188)
Balance at 31 December 2008		2,347,133	519,205	453,836	3,320,174

The consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Sims Metal Management Limited
Consolidated Statement of Cash Flows
For the half year ended 31 December 2009

	Note	Half year ended 31 December 2009 A$'000	2008 A$'000
Cash flows from operating activities			
Receipts from customers (inclusive of goods and services tax)		**3,394,342**	5,999,563
Payments to suppliers and employees (inclusive of goods and services tax)		**(3,377,018)**	(5,272,251)
Interest received		**1,293**	1,167
Interest paid		**(7,784)**	(14,037)
Dividends received from associates and jointly controlled entities		**4,592**	34,133
Income taxes refunded/(paid)		**46,416**	(206,986)
Net cash inflow from operating activities		**61,841**	541,589
Cash flows from investing activities			
Payments for property, plant and equipment		**(49,834)**	(113,931)
Payments on acquisitions of subsidiaries, net of cash acquired	7	**(110,270)**	(67,817)
Proceeds from sale of property, plant and equipment		**3,393**	3,861
Return of capital from jointly controlled entities		**402**	3,196
Net cash outflow from investing activities		**(156,309)**	(174,691)
Cash flows from financing activities			
Proceeds from borrowings		**521,873**	663,758
Repayment of borrowings		**(681,756)**	(899,721)
Loans from jointly controlled entities		**-**	11,547
Proceeds from issue of shares	8	**441,380**	282
Transaction costs associated with issue of shares		**(8,581)**	-
Dividends paid		**(15,484)**	(115,429)
Net cash inflow/(outflow) from financing activities		**257,432**	(339,563)
Net increase in cash and cash equivalents held		**162,964**	27,335
Cash and cash equivalents at the beginning of the half year		**69,536**	133,487
Effects of exchange rate changes on cash and cash equivalents		**(7,457)**	4,952
Cash and cash equivalents at the end of the half year		**225,043**	165,774

The consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Note 1 – Summary of significant accounting policies

(a) Reporting entity

Sims Metal Management Limited (the "Company") is a company domiciled in Australia. The consolidated financial statements for the half year ended 31 December 2009 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interest in associates, jointly controlled entities and joint venture operations. The consolidated financial statements are presented in Australian dollars (A$), which is the Group's presentational currency.

(b) Statement of compliance

The half year financial report is a general purpose financial report prepared in accordance with Australian Accounting Standards Board ("AASB") 134 *Interim Financial Reporting* and the requirements of the *Corporations Act 2001*. International Financial Reporting Standards form the basis of Australian Accounting Standards adopted by the AASB. The half year financial report also complies with International Accounting Standard ("IAS") 34 *Interim Financial Reporting* as issued by the International Accounting Standards Board.

The half year financial report does not include all the notes normally included in an annual report. Accordingly, the half year financial report should be read in conjunction with the annual financial report for the year ended 30 June 2009 and any public announcements made by the Company during the half year ended 31 December 2009 in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

(c) Basis of presentation

The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3 of the Group's annual financial report for the year ended 30 June 2009.

(d) Changes in significant accounting policies

Except as described below, the Group's significant accounting policies have remained unchanged from the annual financial report for the year ended 30 June 2009. The following significant accounting policies have been adopted as a result of revised accounting standards which became effective for the Group for the annual reporting period commencing on 1 July 2009.

Note 1 – Summary of significant accounting policies (continued)

(d) Changes in significant accounting policies (continued)

Business combinations

AASB 3 (revised) *Business Combinations* applies prospectively to business combinations occurring after 1 July 2009. Accordingly, while its adoption has no impact on previous acquisitions made by the Group, the revised standard has affected the accounting for the acquisitions disclosed in Note 7.

AASB 3 introduces significant changes in the accounting for business combinations. Changes affect the valuation of non-controlling interests (previously "minority interests"), the accounting for transaction costs, the initial recognition and subsequent measurement of contingent consideration and business combinations achieved in stages. These changes will impact the amount of goodwill recognised, the reported results in the period when an acquisition occurs and future reported results.

Changes in ownership interests of subsidiaries

AASB 127 (revised) *Consolidated and Separate Financial Statements* has resulted in changes to the Group's accounting policies regarding increases or decreases in ownership interests in its subsidiaries. AASB 127 requires that a change in the ownership interest of a subsidiary (without a change in control) is to be accounted for as a transaction with owners in their capacity as owners. Therefore such transactions will no longer give rise to goodwill, nor will they give rise to a gain or loss in the statement of comprehensive income. Furthermore, the revised standard changes the accounting for losses incurred by a partially owned subsidiary as well as the loss of control of a subsidiary. AASB 127 also specifies the accounting when control is lost. Any remaining interest in the entity must now be remeasured to fair value and a gain or loss is recognised in profit or loss. The revised standard affected the acquisition of a jointly controlled entity which is detailed in Note 6.

Dividends received from investments in subsidiaries, jointly controlled entities or associates after 1 July 2009 are recognised as revenue in the accounts of the parent entity even if they are paid out of pre-acquisition profits. However, the investment may need to be tested for impairment as a result of the dividend payment. Under the Group's previous accounting policy, these dividends would have been deducted from the cost of the investment.

Presentation of financial statements

The Group applied AASB 101 (revised) *Presentation of Financial Statements,* which became effective on 1 July 2009. The revised standard separates owner and non-owner changes in equity. The consolidated statement of changes in equity includes only details of transactions with owners, with non-owner changes in equity presented in the consolidated statement of comprehensive income. The consolidated statement of comprehensive income presents all items of recognised income and expense, either in one single statement or in two linked statements. The Group has elected to present two statements.

Comparative information has been re-presented so that it also is in conformity with the revised standard. Since the change in accounting policy impacts only presentation aspects, there is no impact on earnings per share.

Note 2 – Segment information

(a) Description of segments

The Group is principally organised geographically and then by line of business. While the Chief Executive Officer evaluates results in a number of different ways, the geographical areas of operation is the primary basis for which the allocation of resources and financial results are assessed. The major geographic areas of operations are as follows:

- **North America** – comprising the United States of America and Canada.
- **Australasia** – comprising Australia, New Zealand, Papua New Guinea, Asia and South Africa.
- **Europe** – comprising United Kingdom, Sweden, the Netherlands and Germany.

The Group also reports sales revenue by the following product groups:

- **Ferrous secondary recycling** – comprising the collection, processing and trading of iron and steel secondary raw material.
- **Non-ferrous secondary recycling** – comprising the collection, processing and trading of other metal alloys and residues, principally aluminium, lead, copper, zinc and nickel bearing materials.
- **Secondary processing** – comprising value added process involving the melting, refining and ingoting of certain non-ferrous metals and the reclamation and reprocessing of plastics.
- **Recycling solutions** – comprising the provision of environmentally responsible solutions for the disposal of post consumer electronic products, including IT assets recycled for commercial customers. The Group offers fee for service business opportunities in the environmentally responsible recycling of negative value materials including refrigerators, electrical and electronic equipment.

There have been no changes to the basis of segmentation or the measurement basis for the segment profit before income tax since 30 June 2009.

Note 2 – Segment information (continued)

(b) Segment information

	North America A$'000	Australasia A$'000	Europe A$'000	Consolidated A$'000
Half year ended 31 December 2009				
Total sales revenue	**2,236,610**	**597,841**	**554,474**	**3,388,925**
Other revenue/income	**975**	**1,355**	**154**	**2,484**
Total segment revenue	**2,237,585**	**599,196**	**554,628**	**3,391,409**
Segment EBITDA	**77,461**	**23,441**	**35,146**	**136,048**
Depreciation and amortisation	**(49,443)**	**(11,160)**	**(13,339)**	**(73,942)**
Segment EBIT	**28,018**	**12,281**	**21,807**	**62,106**
Interest income				**1,292**
Finance costs				**(7,926)**
Profit before income tax				**55,472**
Other segment information				
Share of pre-tax profit/(loss) of investments accounted for using the equity method	**(1,090)**	**2,725**	-	**1,635**
Acquisitions of property, plant and equipment	**31,830**	**9,032**	**8,972**	**49,834**
Half year ended 31 December 2008				
Total sales revenue	4,231,256	683,715	660,875	5,575,846
Other revenue/income	314	631	331	1,276
Total segment revenue	4,231,570	684,346	661,206	5,577,122
Segment EBITDA	245,703	37,112	(28,683)	254,132
Depreciation and amortisation	(59,253)	(9,814)	(12,808)	(81,875)
Goodwill impairment charge	(172,953)	-	-	(172,953)
Segment EBIT	13,497	27,298	(41,491)	(696)
Interest income				1,162
Finance costs				(14,037)
Loss before income tax				(13,571)
Other segment information				
Share of pre-tax profit of investments accounted for using the equity method	59,698	2,580	-	62,278
Acquisitions of property, plant and equipment	59,186	26,285	28,460	113,931

Note 2 – Segment information (continued)

(b) Segment information (continued)

Segment balance sheet information is as follows:

	North America A$'000	Australasia A$'000	Europe A$'000	Consolidated A$'000
31 December 2009				
Segment total assets	**2,705,622**	**530,270**	**560,361**	**3,796,253**
Segment total liabilities	**410,695**	**143,973**	**131,066**	**685,734**
Net assets	**2,294,927**	**386,297**	**429,295**	**3,110,519**
Investments in associates and jointly controlled entities	**334,793**	**21,019**	-	**355,812**
30 June 2009				
Segment total assets	2,769,992	485,495	553,073	3,808,560
Segment total liabilities	465,926	175,429	308,158	949,513
Net assets	2,304,066	310,066	244,915	2,859,047
Investments in associates and jointly controlled entities	381,134	19,110	-	400,244

(c) Inter-segment sales

Segment revenues, expenses and results include transfers between segments. Such transfers are priced on an "arm's length" basis and are eliminated on consolidation.

(d) Sales revenue by product

	Half year ended 31 December	
	2009 A$'000	**2008 A$'000**
Ferrous metals	**2,322,372**	4,223,705
Non-ferrous metals	**663,066**	970,885
Secondary processing	**95,784**	72,428
Recycling solutions	**307,703**	308,828
Total sales revenue	**3,388,925**	5,575,846

Note 3 – Earnings per share

	Half year ended 31 December	
	2009	2008
Earnings/(loss) per share as previously reported (in cents)		
Basic	**21.4**	(43.9)
Diluted	**21.3**	(43.9)
Effect of equity issue [1]	**(00.1)**	00.2
Basic	**21.3**	(43.7)
Diluted	**21.2**	(43.7)
Weighted average number of shares used in the denominator ('000)		
Number of shares for basic earnings per share	**186,584**	180,751
Effect of equity issue [1]	**717**	922
Basic shares	**187,301**	181,673
Dilutive effect of share based awards	**1,065**	-
Diluted shares	**188,366**	181,673

[1] In accordance with AASB 133 *Earnings per Share*, an adjustment to shares issued is required in the calculation of earnings per share when shares are offered to existing shareholders at a discount to the market price. This gives rise to a retrospective restatement of the weighted average number of shares.

Note 4 – Profit/(loss) before income tax

Profit/(loss) before income tax includes the following items whose disclosures are relevant to explaining the financial performance of the Group:

	Half year ended 31 December	
	2009 A$'000	2008 A$'000
(a) Other income		
Net unrealised gain on held for trading commodity derivatives	**3,640**	7,646
Net realised gain on held for trading commodity derivatives	-	31,993
Net gain on held for trading currency derivatives	**7,312**	-
Remeasurement to fair value of existing interest in Port Albany Ventures LLC ("Port Albany") (Note 6)	**8,684**	-
Net gain on disposal of property, plant and equipment	**968**	373
Net foreign exchange gains	-	44
Other	**2,774**	-
	23,378	40,056

Note 4 – Profit/(loss) before income tax (continued)

	Half year ended 31 December	
	2009 A$'000	2008 A$'000
(b) Depreciation and amortisation		
Depreciation expense	**56,289**	57,391
Amortisation expense	**17,653**	24,484
	73,942	81,875
(c) Expenses included due to their size or nature		
Goodwill impairment charge (Note 9)	-	172,953
Write-down of inventories to net realisable value	**253**	116,085
Severance [1]	**5,286**	-
Net realised loss on held for trading commodity derivatives	**30,177**	-
Net foreign exchange losses	**13,759**	-

[1] Represents payments associated with redundancies.

Note 5 – Income tax

The prima facie income tax on profit/(loss) before income tax differs from the income tax charged in the consolidated income statement and is reconciled as follows:

	Half year ended 31 December	
	2009 A$'000	2008 A$'000
Profit/(loss) before income tax	**55,472**	(13,571)
Tax at the Australian rate of 30%	**16,642**	(4,071)
Tax effect of amounts which are not deductible/(taxable) in calculating taxable income:		
Expenses not allowable	**1,793**	1,900
Non-assessable income	**(1,018)**	(3,263)
Non-assessable gain on acquisition of Port Albany	**(2,605)**	-
Non-deductible goodwill impairment	-	51,886
Other	**(1,606)**	1,994
	13,206	48,446
Under provision for prior years	**1,544**	1,061
Utilisation of group losses not previously recognised	**(134)**	-
International tax rate differential	**928**	16,315
Income tax expense	**15,544**	65,822

Note 6 – Investments in associates and jointly controlled entities

At 30 June 2009, the Group held a 50% interest in Port Albany. This jointly controlled entity was accounted for using the equity method. On 18 November 2009, the Group purchased the remaining 50% ownership interest in Port Albany that it previously did not own. In accordance with the revised AASB 3 and AASB 127, the Group was required to remeasure its previously held equity interest in Port Albany at its acquisition-date fair value and recognise the resulting gain or loss in profit or loss. This transaction resulted in the recognition of a gain calculated as follows:

	A$'000
Fair value of 50% interest in Port Albany	14,323
Less: carrying amount of Port Albany investment	(5,639)
Gain recognised on acquisition	**8,684**

The gain is included in other income and is not taxable.

Note 7 – Business combinations

Summary of acquisitions

- On 3 July 2009, the Group purchased the assets and business of Fairless Iron & Metal. The business is a ferrous and non-ferrous scrap metal recycler and is based in Morrisville, Pennsylvania in the United States.
- On 21 August 2009, the Group purchased the assets and business of Technorecycle Buromaschinen Verwertung GmbH. This e-recycling business specializes in asset recovery and is located near Frankfurt in Hochheim am Main, Germany.
- On 18 November 2009, the Group obtained control of Port Albany by acquiring 50% of the joint venture interest that it previously did not own. As a result, the Group's equity interest in Port Albany increased from 50% to 100%. Port Albany is mixed-use bulk material stevedoring operation located in Bethlehem, New York in the United States.

Had the above acquisitions occurred on 1 July 2009, there would not have been a significant change to the Group's revenue and net profit. Additionally, revenue and net profit contribution by the above acquisitions to the Group post acquisition was not significant.

Purchase consideration for the above acquisitions and net cash outflow were as follows:

	A$'000
Cash paid	98,197
Cash acquired	(732)
Net cash outflow in respect of acquisitions during the period	97,465
Payment of deferred purchase consideration relating to a prior acquisition	405
Cash outflow for settlement of contingent consideration relating to a prior acquisition	12,400
Net cash outflow	**110,270**

Note 7 – Business combinations (continued)

The Group has provisionally recognised the fair values of the identifiable assets and liabilities of the above acquisitions based upon the best information available as of the reporting date. The provisional fair values were as follows:

	A$'000
Cash	732
Trade and other receivables	2,908
Prepayments	58
Inventories	1,005
Property, plant and equipment	41,063
Identified intangibles	6,022
Deferred tax asset	534
Trade and other creditors	(2,121)
Interest bearing liabilities	(381)
Current tax liabilities	(45)
Net assets acquired	**49,775**

Goodwill recognised as a result of the acquisitions was as follows:

	A$'000
Total cash consideration	98,197
Fair value of previously held equity interest in Port Albany	14,323
Less: net assets acquired	(49,775)
Goodwill on acquisition	**62,745**

The goodwill is attributable to several factors including, site locations, synergies existing in the operations acquired and the assembled workforce which together contribute to the profitability of the acquired businesses. Some of the goodwill recognised is expected to be deductible for income tax purposes.

Acquisition-related costs amounting to A$0.4 million have been excluded from the consideration transferred and have been recognised as an expense in other expenses.

Note 8 – Contributed equity

On 20 November 2009, the Company issued, through an Institutional Placement, 19,047,620 ordinary shares at A$21.00 per share. The proceeds from the IP after transaction costs were A$391.4 million.

On 17 December 2009, the Company issued, through a Share Purchase Plan with retail investors, 1,973,398 ordinary shares at A$21.00 per share. The proceeds from the SPP were A$41.4 million.

Note 8 – Contributed equity (continued)

Movements in the ordinary share balance were as follows:

	Half year ended 31 December	
	2009	2008
	'000	'000
On issue at the beginning of the period	**182,228**	180,526
Issue of shares to employees	**88**	317
Issue of shares under IP	**19,048**	-
Issue of shares under SPP	**1,973**	-
Issue of shares under DRP	**127**	1,030
On issue at the end of the period	**203,464**	181,873

Note 9 – Goodwill Impairment

The Group recognised a non-cash impairment charge of A$173.0 million in the half year ended 31 December 2008. The charge related to the write-off of goodwill in relation to three cash generating units within the North American segment, operating in the ferrous and non-ferrous secondary recycling product groups.

Note 10 – Dividends

Details of dividends paid are as follows:

	Half year ended 31 December	
	2009	2008
	A$'000	A$'000
Final ordinary dividend for the year ended 30 June 2009 of 10 cents (100% franked) per share paid on 9 October 2009	**18,235**	-
Final ordinary dividend for the year ended 30 June 2008 of 75 cents (23% franked) per share paid on 27 October 2008	-	135,569

Since the end of the half year, the Directors have determined that an interim dividend of 10.0 cents per share, franked at 100% based on tax paid at 30%, be paid. The estimated amount of the dividend expected to be paid on 9 April 2010 out of retained profits, but not recognised as a liability at the end of the half year, is approximately A$20.3 million.

Note 11 – Contingent liabilities

In the ordinary course of business, the Group is required to provide guarantees and letters of credit in respect of the performance of contracts and workers compensation insurance. The Group also provides a guarantee of the lines of credit for its SA Recycling LLC jointly controlled entity. The guarantee is shared severally between the Group and its joint venture partner in SA Recycling LLC. The amounts of the guarantees provided by the Group were as follows:

	31 December 2009 A$'000	30 June 2009 A$'000
Bank guarantees – subsidiaries	**53,022**	64,274
Borrowing guarantee – SA Recycling LLC	**54,365**	83,880
Total guarantees	**107,387**	148,154

Note 12 – Events occurring after the balance sheet date

On 15 January 2010, the Group sold its Aluminium Salt Slag business and related assets. The consideration was not significant to the Group. The sale was part of the Group's announced strategy of disposing of its non-core businesses.

Other than the item disclosed above and elsewhere in these consolidated financial statements, no other matters or circumstances have arisen since the end of the half year which have significantly affected or may significantly affect the Group's operations, the results of those operations, or the state of affairs of the Group in future financial years.

Sims Metal Management Limited
Directors' Declaration

In the Directors' opinion:

(a) the financial statements and notes set out on pages 4 to 19 are in accordance with the *Corporations Act 2001*, including:

i. complying with Australian Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements, and

ii. giving a true and fair value view of the consolidated entity's financial position as at 31 December 2009 and of its performance for the half year ended on that date, and

(b) there are reasonable grounds to believe that Sims Metal Management Limited will be able to pay its debts as and when they become due and payable.

The declaration is made in accordance with a resolution of the Directors.

P J Varello	D W Dienst
Chairman	Group Chief Executive Officer
Houston	New York
17 February 2010	17 February 2010

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent auditor's review report to the members of Sims Metal Management Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial statements of Sims Metal Management Limited, which comprise the statement of financial position as at 31 December 2009, and the income statement, the statement of comprehensive income, statement of changes in equity and statement of cash flows for the half-year ended on that date, other selected explanatory notes and the directors' declaration for the Sims Metal Management Limited Group (the consolidated entity). The consolidated entity comprises both Sims Metal Management Limited (the company) and the entities it controlled during that half-year.

Directors' responsibility for the half-year financial report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2009 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Sims Metal Management Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

PRICEWATERHOUSECOOPERS

Independent auditor's review report to the members of Sims Metal Management Limited (continued)

Matters relating to the electronic presentation of the reviewed financial report

This review report relates to the financial report of the Company for the half-year ended 31 December 2009 included on Sims Metal Management Limited's web site. The company's directors are responsible for the integrity of the Sims Metal Management Limited web site. We have not been engaged to report on the integrity of this web site. The review report refers only to the statements named above. It does not provide an opinion on any other information which may have been hyperlinked to/from these statements. If users of this report are concerned with the inherent risks arising from electronic data communications they are advised to refer to the hard copy of the reviewed financial report to confirm the information included in the reviewed financial report presented on this web site.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Sims Metal Management Limited is not in accordance with the *Corporations Act 2001* including:

(a) giving a true and fair view of the consolidated entity's financial position as at 31 December 2009 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and *Corporations Regulations 2001*.

PricewaterhouseCoopers

PricewaterhouseCoopers

Andrew J. Parker
Partner

Sydney
18 February 2010